SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

UGLY DUCKLING CORPORATION

(Name of Subject Company (Issuer)

ERNEST C. GARCIA II

(Offeror and Affiliate of Issuer)

COMMON STOCK

(Title of Class of Securities)

903512 10 1

(CUSIP Number of Class of Securities)

Steven P. Johnson, Esq	With Copy to:

2575 East Camelback Road	Christopher D. Johnson

Suite 700	Squire, Sanders & Dempsey L.L.P.

Phoenix, Arizona 85016	40 North Central Avenue, Suite 2700

(602) 778-5003	Phoenix, Arizona 85004

(602) 528-4046

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of the Filing Person)

CALCULATION OF FILING FEE

Transaction value (1)	Amount of Filing Fee (2)

$12,198,098	$2,439.62

(1)        Solely for the purpose of calculating the filing fee and based on 4,859,800 shares of common stock (which is the aggregate maximum number of shares of common stock subject to the tender) at $2.51 per share.

(2)        Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,439.62	Filing Party:	Ernest C. Garcia II

Form or Registration No.:	Schedule TO	Date Filed:	November 26, 2001

        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:
        third-party tender offer subject to Rule 14d-1.
        issuer tender offer subject to rule 13e-4.
        going-private transaction subject to Rule 13e-3.
        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing if a final amendment reporting the results of the tender offer:

         This Amendment No. 1 dated December 4, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the “Original Statement”) filed with the Securities and Exchange Commission on November 26, 2001 by Ernest C. Garcia II in connection with an offer to purchase all of the outstanding shares of common stock, $.001 par value per share of Ugly Duckling Corporation, a Delaware corporation (the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 2001, and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the “Offer”). Capitalized terms not defined herein shall have the same meaning as in the Original Statement. Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 11.      ADDITIONAL INFORMATION.

         Item 11(b) of the Original Statement is hereby amended and restated in its entirety as follows:

         (b)  Other Material Information. On December 4, 2001, Mr. Garcia and the Company issued a joint press release announcing, among other things, the formation of a special committee and certain discussion regarding the terms of the Offer. A copy of the press release is filed as Exhibit (a)(5)(v) to the Original Statement, as amended, and is incorporated herein by reference.

ITEM 12.      MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)(v)	Form of press release, dated December 4, 2001.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2001

/s/ Ernest C. Garcia II

Ernest C. Garcia II

EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Form of Offer to Purchase, dated November 26, 2001.*

(a)(1)(ii)	Form of Letter of Transmittal with Substitute Form W-9.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(2)	None.

(a)(3)	See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i)

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Form W-9 Guidelines.*

(a)(5)(iv)	Summary Advertisement as published in the Wall Street Journal on November 26, 2001.*

(a)(5)(v)	Form of press release, dated December 4, 2001.

(b)	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.(1)

(c)	None.

(d)(i)	Proxy Statement for 2001 Annual Meting of Ugly Duckling Corporation; “Proposal to be Voted On – Issuance of Warrants.”(2)

(d)(ii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation. (3)

(d)(iii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.(3)

*	Previously filed.

(1)	Previously filed on Amendment No. 1 to Schedule 13E-3 by Ernest C. Garcia II on October 31, 2001.

(2)	Previously filed by Ugly Duckling Corporation on form PRE 14A on October 26, 2001.

(3)	Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25, 2001.

(d)(iv)	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc. (3)

(d)(v)	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc. (3)

(d)(vi)	Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P. (3)

(d)(vii)	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation. (3)

(d)(viii)	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P. (3)

(d)(ix)	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P. (3)

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(3)	Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25, 2001.